Höganäs

RECEIVED

2007 OCT 16 A 11:41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date/Datum: 3 October 2007

Our ref./Unser Zeichen: /ch

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

07027161

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

PROCESSED
OCT 17 2007
THOMSON
FINANCIAL

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

Encl. Press release

Bl. 4730

PRESS RELEASE

ELECTION COMMITTEE AND ANNUAL GENERAL MEETING

In accordance with the decision taken at the AGM in April, a new election committee has been appointed. It comprises Per Molin, Chairman of Höganäs AB, Ulf G Lindén, Lindéngruppen AB, Carl-Olof By, Industrivärden, Ramsay Brufer, Alecta and Henrik Didner, Didner & Gerge Fonder AB.

The Annual General Meeting will be held at 3 p.m. on 21 April 2008 at HB-hallen, Höganäs, Sweden.

HÖGANÄS AB (publ)
Corporate Communications

Höganäs, Sweden, 3 October 2007

END